Platinum Group Metals Ltd.

(A Development Stage Company)

Supplementary Information and Management's Discussion and Analysis

For the period ended February 29, 2024

This Management's Discussion and Analysis is prepared as of April 15, 2024

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of April 15, 2024, and focuses on the Company's financial condition, cash flows and results of operations as at and for the six month period ended February 29, 2024.  This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the period ended February 29, 2024, together with the notes thereto (the "Financial Statements").

The Company prepares its interim condensed consolidated financial statements in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of interim financial statements under IAS 34 Interim Financial Reporting.  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted. All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars. All references to "C$" are to Canadian Dollars. All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

Note Regarding Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words "expects", "anticipate", "estimate", "forecast" "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• completion of the Waterberg DFS Update (as defined below);

• the projections set forth or incorporated into, or derived from, the Waterberg DFS (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of a review application in the High Court of South Africa (the "High Court") to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an application seeking to declare invalid the grant of a mining right to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") by the South African Department of Mineral Resources and Energy ("DMRE") on January 28, 2021;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

• the ability of state electricity utility ESKOM Holdings Limited ("ESKOM") to supply sufficient power to the Waterberg Project;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine and conflict in the Middle East;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• potential benefits of Lion Battery Technologies Inc. engaging The Battery Innovation Center;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property;

• the potential use of alternative renewable energy sources for the Waterberg Project; and

• future assistance from the Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism Advancement in regard to the Company's engagements with local communities.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third-party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of state electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the review application to set aside a decision by the Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and an application seeking to declare invalid the grant of a mining right to Waterberg JV Co. by DMRE;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (the "Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company ("Common Shares");

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

• global financial conditions;

• government imposed shutdowns or expense increases;

• water license risks; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form for the year ended August 31, 2023 ("2023 AIF") and annual report on Form 40-F for the year ended August 31, 2023 as filed with the United States Securities and Exchange Commission ("2023 40-F").

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

Legislation and Mining Charter 2018

The MPRDA, the Mining Charter 2018, and related regulations in South Africa required that Waterberg JV Co.'s BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right. Within five years of the effective date of a mining right, this BEE shareholding must be increased to 30%.  The DMRE had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act, 2003 until October 31, 2016, then extended until December 31, 2016.  No further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations.  As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the 2023 AIF and the separate 2023 40-F, which was also filed by the Company, as well as in the documents incorporated by reference therein.  The 2023 AIF and the 2023 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Mineral Reserves and Resources

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Note to U.S. Investors Regarding Reserve and Resource Estimates

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") under subpart 1300 of Regulation S-K (the "SEC Modernization Rules").  The Company is not currently subject to the SEC Modernization Rules.  Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Technical and Scientific Information

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by an independent qualified person as defined in NI 43-101, Robert van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is an independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

Non-GAAP Measures

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS.  We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our Financial Statements.

1. DESCRIPTION OF BUSINESS

Overview

Platinum Group Metals Ltd. is a British Columbia, Canada company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

The Company's business is currently focused on the engineering and development of the Waterberg Project, which hosts a PGE and base metal bearing deposit discovered in 2011 by the Company as a result of a regional exploration initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Igneous Complex in South Africa.  At February 29, 2024, the Waterberg Project consisted of an active prospecting right, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 29,161 hectares, located approximately 85 km north of the town of Mokopane.  Of the total project area, 20,482 hectares are covered by the Waterberg Mining Right.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,951 gross hectares of prospecting rights, of which 14,209 hectares are now held within the granted mining right, leaving a net 36,742 hectares of uneconomic prospecting rights closed or in process of being closed.

On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's BEE partner, holding 26%.  Later, in March 2019, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd. ("Hanwa").

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of Waterberg JV Co. for $30 million (the "Implats Transaction").  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party (the "Offtake ROFR").  JOGMEC, or their nominee, retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate.  Hanwa became JOGMEC's "nominee" by way of their purchase of a 9.755% interest in Waterberg JV Co. in March 2019.

On September 24, 2019, the Company published the results of the definitive feasibility study for the Waterberg Project.  On October 7, 2019, the Company filed a technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "Waterberg DFS") on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  The Waterberg DFS is dated October 4, 2019, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The Waterberg DFS also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.  On December 5, 2019, all of the Waterberg JV Co. shareholders approved the Waterberg DFS

The Waterberg DFS Update, which will include an update to the September 4, 2019 independent mineral resource and mineral reserve estimates, is currently in process and is described more fully below.

At February 29, 2024 Implats held a 15.0% participating project interest and the Offtake ROFR.  The Company held a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project and currently remains the Operator of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  Subsequent to the end of the period, Implats' interests will be diluted to the credit of the Company, as more fully described below.  Mnombo currently retains a 26.0% direct interest in Waterberg JV Co., JOGMEC a 12.195% direct and indirect interest and Hanwa a 9.755% direct and indirect interest.  In early 2023 JOGMEC and Hanwa established a special purpose company, HJ Platinum Metals Company Ltd. ("HJM"), to hold and fund their aggregate 21.95% interest in Waterberg JV Co.  Pursuant to an agreement between them, JOGMEC is expected to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.  Consequently, JOGMEC and Hanwa's current shareholding percentages in Waterberg JV Co. will dilute going forward as their combined 21.95% funding obligations will be funded by HJM, for which commensurate equity in Waterberg JV Co. will be issued to HJM.

On  May 15, 2023 the Waterberg JV Co. shareholders executed a Shareholder Variation and Consent Letter Agreement to approve the restructuring of the respective Japanese shareholder interests in Waterberg JV Co. as described above.  On July 7, 2023 HJM signed a Deed of Adherence, agreeing to be bound by the Waterberg JV Co, Shareholders' Agreement and Memorandum of Incorporation.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establish formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.  The Company is also assessing the possibility of constructing a smelter and base metal refinery ("BMR") for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third-party offtaker.  See more details at "Concentrate Offtake" below.

Lion Battery Technologies Inc.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Under the terms of an investment agreement, both the Company and Amplats were to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021, the Company and Amplats agreed to increase the planned funding to Lion by a further $2.7 million, to a total of up to $6.7 million, in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550,000 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each. In addition to the $1.1 million initial investment, over the next five years to February 29, 2024, a further $3.51 million was invested by the Company and Amplats ($1.756 million each) with 9.224 million preferred shares in aggregate issued to the Company and Amplats (4.612 million preferred shares each).  During the first six months of fiscal 2024, and included in the preceding, the Company and Amplats each invested $231,000 for 462,000 preferred shares each.  At February 29, 2024, the Company owned a 52.08% interest in Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its investment agreement with Lion and Amplats and its interest in Lion may be subject to dilution.

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three-year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021, Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Since 2019 to date Lion has funded FIU a total of $3.85 million, of which $116,667 was funded in December 2023.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 titled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  On October 4, 2022, the U.S. Patent and Trademark Office issued Patent No. 11,462,743 B2 titled "Battery comprising a metal interlayer" to FIU.  The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  On February 21, 2023 the U.S. Patent and Trademark Office issued FIU a fifth patent No. 11,588,144 B2 titled "Battery Cathodes for Improved Stability".  This patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

During calendar year 2022 and into 2023, Company and FIU personnel held discussions with industry recognized third party battery specialists regarding Lion's intellectual property and patented technology.  On June 21, 2023, the Company reported that Lion had engaged The Battery Innovation Center ("BIC") in Newberry, Indiana to help drive commercialization of its next generation lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under an agreed scope of work (the "SOW"), during late calendar 2023 and early 2024 BIC is to conduct independent small scale and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. The SOW also includes additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Personnel

The Waterberg Project is operated by the Company primarily utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are also utilized as required.  The Company's complement of managers, staff, and technical personnel currently consists of 8 individuals in South Africa and 5 individuals in Canada.  Platinum Group Metals (RSA) Proprietary Limited, the wholly owned South African subsidiary of the Company ("PTM RSA") and Waterberg JV Co. also utilize contract services from a professional security firm as well as consultants and temporary workers from time to time.  At present, in addition to the 8 individuals described above, two specialized consultants are currently engaged in South Africa to assist with the implementation and execution of the Waterberg Social and Labour Plan ("Waterberg SLP") as well as community communication and engagement activities.

2. PROPERTIES

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties that management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 4 of the Financial Statements.

WATERBERG PROJECT

Recent Activities

During the six-month period ended February 29, 2024, approximately $1.6 million in expenditures were capitalized at the Waterberg Project for work carried out pursuant to the Stage Three Budget (as defined below). This work included mineral resource geology, feasibility engineering, infrastructure engineering and surveying.  Baseline environmental monitoring studies continue.  Work has also been carried out to identify, delineate and assess local deposits of calcrete and other aggregate materials ("Construction Aggregate") that may be suitable for road building and infrastructure pad foundations.  Work on community engagement and components of the Waterberg SLP are also underway.

As of February 29, 2024, $42.5 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to February 29, 2024 are approximately $87.2 million.

On October 20, 2022, the Company announced that Waterberg JV Co. had approved in principle a $21 million preconstruction work program ("Work Program") for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.  Work items to be scheduled over approximately a two year period included infill and exploration drilling, initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM, and advancement of the Waterberg SLP.

The first two stages of the Work Program totaling $6.1 million were completed by approximately August 31, 2023.  Specific activities included infill drilling, geotechnical drilling, an exploration borehole, mineral resource estimation, Waterberg DFS Update engineering, pre-construction engineering, electrical power supply engineering and the permitting and licensing of construction aggregate borrow pits at locations identified near the planned Waterberg mine site.

On December 11, 2023, the board of directors of Waterberg JV Co. unanimously approved a work program in the amount of R29.8 million (approximately $1.65 million) for a third stage of work (the "Stage Three Budget") covering a six-month period from September 2023 to February 2024.  The shareholders of Waterberg JV Co. also approved the Stage Three Budget, with Implats abstaining.  The Stage Three Budget is intended to fund continued work activities, including completion of the Waterberg DFS Update (see below), and normal project maintenance.  On December 12, 2023, Implats advised that in the current operating environment and following their own approach to capital allocation across their portfolio, Implats could not fund their pro rata share of the Stage Three Budget.  As a result, Implats' interest in Waterberg JV Co. will be diluted by 0.049% to approximately 14.951% during the third fiscal quarter of 2024.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Shareholders of Waterberg JV Co. have the right to contribute the cash contribution shortfall of any diluting shareholder, pro rata to the aggregate shareholding of all shareholders who elect to fund such shortfall.  Platinum Group alone has elected to fund all of Implats funding shortfall for the Stage Three Budget.  Implats stated that it would consider the funding of subsequent cash calls as future circumstances allowed.

At a Waterberg JV Co. board of Directors meeting held on April 3, 2024, the board approved a fourth stage of work (the "Stage Four Budget") until mid 2024 in the amount of R24.4 million (approximately US $1.35 million) to allow the continuation of work programs underway while the Waterberg DFS Update is finalized.

DFS Update

An update to the Waterberg DFS (the "Waterberg DFS Update"), including updated mineral resource and mineral reserve estimates, is currently in process under the Work Program.  Work has included infill drilling and resource modelling, a review of cut-off grades, mining methods, geotechnical considerations, sub-level spacing, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

As a precursor to the Waterberg DFS Update, infill drilling (the "Infill Drill Program") commenced in early November 2022 targeting near surface, modelled inferred mineral resource blocks that had good potential for conversion to higher confidence levels, which might allow them to be added to early mine plans, potentially reducing early capital expenditure and the period to first mining.  The Infill Drill Program was successfully completed in February 2023 and consisted of 16 T Zone NQ boreholes and 16 F Zone NQ boreholes.  Details and assay results from the Infill Drill Program can be found in news releases dated January 26, 2023 and March 30, 2023 respectively.  Mineralized material recovered from the Infill Drill Program was assayed and utilized to produce a sample concentrate for further metallurgical study.  The waste rock material remaining after assaying and sample concentrate production has been processed to determine dry-stack tailings characteristics.  If dry stack tailings methods are implemented in the Waterberg DFS Update, estimated mine water consumption could be reduced by 40% to 50%.

Concentrate Offtake and Processing

Existing Smelters

Before a construction decision can be undertaken arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.    Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option.  The Company is in discussion with several South African smelter operators, including Implats, with a view to establishing formal concentrate offtake arrangements for the Waterberg Project.  Although discussions continue, to date no formal concentrate offtake terms have been achieved.  The Offtake ROFR would allow Implats the opportunity to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.

Construction of a Smelter in South Africa

As an alternative to a traditional concentrate offtake arrangement, the Company is also assessing the possibility of constructing a matte furnace and BMR for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third-party offtaker.  The Waterberg DFS stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."

The Company has conducted internal research and formal studies to evaluate the economic feasibility of establishing a smelter and BMR business, jointly with third-party investors or partners, capable of processing Waterberg concentrate.  Conceptually, a Waterberg matte furnace and BMR would be operated as a separate business from the Waterberg Project.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGE miners, allowing for the production of an upgraded product for sale in the market without the need for treatment by a third-party smelter operator.  Any transaction for concentrate offtake between Waterberg JV Co. and an entity involving any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

An internal pre-feasibility study for a Waterberg matte furnace in South Africa was completed for the Company by industry experts in late calendar 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard BMR in South Africa or elsewhere.  In 2022, the Company completed a scope of work for a smelter and BMR definitive feasibility study examining plant and infrastructure requirements, down stream beneficiation, optimal location analysis, as well as down stream marketing considerations, permitting and power and water requirements.  Submission of tenders for specific technical components of the engineering work were requested from industry recognized engineering firms in late calendar 2022 and early 2023 and were received in 2023.  Pending the consideration of other options, a contract to complete a South Africa located smelter and BMR definitive feasibility study has not been entered.

Construction of a Smelter outside South Africa

The Company is also assessing the economic feasibility of constructing a smelter and BMR to process Waterberg concentrate outside of South Africa.  On December 20, 2023, the Company announced a Cooperation Agreement with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone platinum group metals smelter and BMR in Saudi Arabia.  The Cooperation Agreement encompasses three phases; a global PGE concentrate market study, a definitive feasibility study for the construction and operation of PGE smelter and BMR in Saudi Arabia ("Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS. The Smelter DFS will assume the export of PGE concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia.  The Company believes that Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives.  An initial trade-off study has been completed to determine the viability of exporting PGE concentrate from South Africa to Saudi Arabia. Shipping costs are expected to be generally offset by lower energy costs and water costs.  The proposed smelter facility may also benefit from existing infrastructure.

In order to minimize the risk of sourcing concentrate from only one project, and to attain scale, the Company expects to commission a third-party market study (the "Market Study") to identify potential global sources of PGE concentrate that could augment the processing of Waterberg concentrate in Saudi Arabia.  There are currently several PGE and base metal projects globally seeking offtake and beneficiation solutions.

Upon the completion of the Market Study, and assuming a favourable outcome, Ajlan and the Company may together commission the Smelter DFS for the construction of a PGE smelter and BMR to process Waterberg concentrate and other concentrate feed in Saudi Arabia.  The estimated cost for the Smelter DFS is approximately $4.0 million.  The scope for the Smelter DFS will encompass options related to infrastructure, location, technical specifications, capital, and operating costs.  All expenses related to the study are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous beneficiation studies as described above.

Upon completion of the Smelter DFS, the Cooperation Agreement gives Platinum Group and Ajlan the option to form an incorporated joint venture on a 50:50 basis, on terms to be mutually agreed, for the purpose of financing, constructing, and operating smelting and refining facilities as contemplated in the Smelter DFS.  The Company believes that Saudi Arabia offers significant investment incentives and expects the incorporated joint venture would apply for these incentives. Upon formation, the incorporated joint venture would then be in a position to offer concentrate offtake terms to Waterberg JV Co, the owner and operator of the Waterberg Project.

A key requirement would be to secure a long-term permit for the export of unrefined precious metals in concentrate. Platinum Group is working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

  A significant increase in Mineral Reserves from the Waterberg Project's 2016 Pre-Feasibility Study for a large-scale, shallow, decline-accessible, mechanised, PGE mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.

  Annual steady state production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.

  After-tax net present value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

  After-tax NPV of US$333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

  After-tax internal rate of return of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.

  On site life of mine average cash cost (inclusive of by-product credits and smelter discounts) for the spot metal price scenario equates to $640 per 4E ounce.

  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.

  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS.  The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case).  In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design.  At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off, and they include only measured and indicated mineral resources with dilution and stope shapes considered.  A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

(1) 4E elements are platinum, palladium, rhodium and gold.

(2) Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

(3) Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076.

(4) A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

(5) The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

(6) The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of September 4, 2019.

(7) Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

(8) Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

(9) The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2023 AIF.

(10) The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

(11) Numbers may not add due to rounding.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Notes:

(1) The estimated mineral reserves have an effective date of September 4, 2019.

(2) A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

(3) Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

(4) 4E elements are platinum, palladium, rhodium and gold.

(5) Numbers may not add due to rounding.

The Waterberg Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three-Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Price Deck Assumptions in US$

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum Palladium Gold Rhodium Basket Price (4E) Copper Nickel	US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/lb (Real July 2019) US$/lb (Real July 2019)	980 1,546 1,548 5,036 1,425 2.56 8.10	931 1,055 1,318 1,930 1,045 2.87 5.56
Smelter Payability: 4E Metal Smelter Payability: Copper Smelter Payability: Nickel	% Gross Sale Value % Gross Sale Value % Gross Sale Value	85% 73% 68%	85% 73% 68%

Readers are directed to review the full text of the Waterberg DFS, available for review under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for additional information.

The declared deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The Waterberg Project and the deposit is still open for expansion.  Based on borehole intercepts, the deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  Based on airborne geophysical information and recent exploration borehole WE153 (as described above), the deposit is believed to continue for several kilometres on strike to the north.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate.  The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods and paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars.  Maintaining safety and reliability were key mine design criteria.  As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency.  Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Waterberg DFS Update

The Waterberg DFS Update is currently in process and is expected to be completed in mid 2024.  At the time of writing this MD&A the Company's engineers and geologists, along with the joint venture partners, are in process to optimize and finalize mine scheduling and capital allocation within the DFS Update financial model.  Once completed, it is expected that the Waterberg DFS Update will supersede the Waterberg DFS.  A construction decision has not yet occurred and although some pre-production work is underway on the Waterberg Project, a formal start date has not yet been declared as of the date of this MD&A.

Mining Right Grant

A formal mining right application ("MRA") for the Waterberg Project, including the Waterberg SLP, was accepted for filing by the DMRE on September 14, 2018.  The Company held local public participation meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and EA application for the Waterberg Project was completed in August 2019.  An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMRE on August 15, 2019.  An EA was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

On January 28, 2021, the DMRE issued a letter to Waterberg JV Co. notifying the Company that a mining right for the Waterberg Project (the "Waterberg Mining Right") had been granted.  Public disclosure and notice of the Waterberg Mining Right grant was promulgated by the Company and Waterberg JV Co. as required under South African legislation. The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and remains active.

On and following March 5, 2021, the Company received several notices of appeal, filed with the DMRE by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group. Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the project area.  The appellants claimed to be interested and affected parties located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and providing arguments why the application was without merit. The appellants did not respond.  On November 16, 2021 the host Ketting community filed an application to join as a respondent and documenting their support for the Waterberg Mine.  Once again, the appellants did not respond.  To force the interdict application to a conclusion, in July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo.  A hearing to rule on the interdict application occurred on May 22, 2023, at which the court dismissed the urgent interdict application and ordered the applicants to pay costs to the defendants.

On October 13, 2022, the Minister of the DMRE ruled to dismiss all appeals to the grant of the Waterberg Mining Right filed with the DMRE.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with Broad-Based Black Economic Empowerment requirements and social and labour plan community consultation processes.

Subsequent to the end of the period, on March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMRE.  Many of the applicants participated in the earlier appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the mining right area, object to the grant of the Waterberg mining right, and object to the DMRE dismissing their appeals on or about October 13, 2023.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

The Company believes that all requirements specified under the National Environmental Management Act, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

Since late 2021 the MEC hosted several meetings and engagements and facilitated mediation sessions with representatives of Waterberg JV Co. and community leaders to assist with the reconciliation of concerns.  Advancement has been made and many community concerns have been addressed.  A final form of settlement agreement with the principal host community has been agreed in principle and is to be presented for execution as of the date of this MD&A.  The MEC has stated its intention to assist all stakeholders so that further investment by Waterberg JV Co. may occur.

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner.  Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the Waterberg SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, NORCAT, of Sudbury, Ontario.  The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Water supply and delivery are important issues affecting local communities near the Waterberg Project.  Detailed hydrological work studying the utilization of known sources for significant volumes of groundwater has been conducted.  In 2018, a cooperation agreement was entered into between Waterberg JV Co. and the Capricorn District Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supplies.  Earlier drilling programs conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the mine and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting with ESKOM are also advancing.  Power line environmental and servitude work is being completed by TDx Power in coordination with ESKOM.  TDx Power has progressed electrical power connection planning for approximately a 70 km, 132MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.  ESKOM is experiencing power generation constraints leading to load-shedding, being the deliberate and scheduled shutdown of electric power in parts of its power-distribution network, when the demand strains the capacity of the system.

Alternative renewable energy sources are also being considered for the Waterberg Project.  One such option envisages a solar panel farm, including battery storage, to be built by a third party operator at a suitable location near the Waterberg Project.  The cost of construction would be carried by the third party operator and the power provided would be charged to Waterberg JV Co. at rates that would include a return of capital to the third party operator.

Social and Labour Plans

The Waterberg SLP was developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which right was granted on January 28, 2021, and registered on July 6, 2021.  The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Mining Charter, as applicable from time to time.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP will establish objectives for adult-based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, housing development, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

To support the Waterberg SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to an aggregate R428.9 million (approx. $22.34 million at February 29, 2024) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new social and labour plan will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The Waterberg SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and contribute to the upliftment of their communities through their own personal economic success.  The skills development plan for the Waterberg Project budgets R13.3 million ($0.69 million at February 29, 2024) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programmes.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R405.6 million ($21.13 million at February 29, 2024) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine.  Programmes are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Transferrable Skills Management

A budget of R10.0 million ($0.52 million at February 29, 2024) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to provide sustainable skills that will support employment for workers beyond the life of the mine.  The mine intends to comply with the Basic Conditions of Employment Act, No. 75 of 1997 and the Social and Labour Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

Environmental, Social and Governance ("ESG")

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024
  ESG Approach and Objectives

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;

  caring for the environment in which we operate;

  contributing to both the short-term and long-term development of our host communities;

  ensuring safe and secure workplaces for our employees;

  contributing to the welfare of our employees and local communities; and

  promoting good corporate governance, through openness, transparency, and accountability;

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;

  attaining full compliance with regulations and reporting of greenhouse gas emissions;

  achieving minimum impact on vegetation and supporting and enabling local biodiversity;

  reducing planned industrial waste;

  resolving individual community member grievances;

  continuing and improving stakeholder communication and engagement programmes; and

  achieving zero significant environmental incidents.

  ESG Reporting and Assessment

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

The Company has worked with Digbee Ltd. ("Digbee") since 2021 to independently assess its ESG development and disclosure at both the corporate and project level as it moves toward the construction phase of the Waterberg Project.  The Digbee ESG platform is aligned with over 25 global reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

As part of the Waterberg Mining Right application process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts.  These studies and plans were leveraged to form the basis of the Digbee ESG assessment and subsequent outcomes.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

For 2023, an independent team of ESG experts evaluated the Company's ESG submission against a set of rigorous and standardized scoring criteria.  To ensure accuracy and credibility, these scores were finalized after being peer reviewed.  Platinum Group achieved an overall score of BBB with a range of C to AAA based on the information provided.  The BBB score is an improvement from the BB score achieved in 2022.  The total score shown below reflects the calculated average of the average corporate and project scores awarded.

Awarded ESG Ratings (September 2023)

High Level Positive Outcomes

  The Waterberg Project is finalizing the Waterberg DFS Update and has approved in principle the budget for infrastructure for roads, power and water.  ESG is taken into consideration in the Waterberg DFS Update, in particular a reduced TSF footprint.

  The ESG component in the strategy was augmented in 2023 to include better understanding of ESG threats and opportunities than has been presented in previous years.

  ESG key performance indicators were introduced in the 2023 fiscal year and expanded in 2023 for the 2024 fiscal year.

  Understanding of the local surroundings has been improved, this includes updated detailed studies on the underground water environment and enhanced relations with the local community with a relevant picture of skills needs and requirements.

High Level Potential Risks and Opportunities

  Diversity of the workforce (both employees and contractors) has improved; however, these are primarily only gender focused rather than inclusive of broader diversity such as ethnicity.

  No formal risk management framework to identify and manage risks and opportunities is as yet in place, though it should be noted that publicly available documentation suggests that integrated risk management is taking place with the corporate.

  The plan for continuity of decision making from project to operational phase is yet to be drafted, in part due to the timeline anticipated; however, it might be expected that the current workforce plan would detail how this handover will take place in the future.

  ESG - Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our mining and prospecting right areas.  Baseline environmental studies for air quality and water quality are currently underway over the Waterberg Project area.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

The Company has carried on advancing the Waterberg DFS Update into 2024.  The upcoming Waterberg DFS Update will take into consideration studies completed in 2020-2021 on the use of battery electric equipment for the Waterberg Project and the use of dry stacking solutions for tailings to reduce water use.

Since its initiation in 2023, environmental monitoring has advanced in the areas of climatic data, surface water chemistry, groundwater and air quality.  As the Waterberg Project develops, environmental monitoring will be expanded to include monitoring of noise and biodiversity.  In line with this, environmental management and mitigation measures will be implemented accordingly.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

  ESG - Social

To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  The Company is in the process of developing a more formalized grievance mechanism that will be accessible to all community members.

In 2023 and continuing in 2024 the Company has been working with local communities to create community trusts.  To ensure communities are well represented, the Company is covering the costs of legal representation for the communities.  The Limpopo Provincial Government and the Regional DMRE Office in Limpopo are preparing to facilitate workshops with community leadership and other stakeholders to support and build their understanding of the mining legal framework and their rights and obligations in respect thereto.  The Company intends to benefit from these efforts.

The Company has further supported a local skills audit and the development of profiles of our local communities.  These reports will help the Company better understand and respond to the needs of our local community members.  The Company has also appointed two additional consultants to work with our local communities at the Waterberg Project.  These consultants are assisting with community engagement and the implementation of the Social and Labour Plan.  This year, the Company has granted bursaries to local youth and provided portable skills training to local community members.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.

  ESG - Governance

In keeping with its dedication to maintaining the highest standards of governance, the Company has implemented an Environmental, Health, Safety and Technical Advisory Committee, a Governance and Nomination Committee and a number of policies to help create secure work environments that prioritize equality, integrity and respect for all.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Environmental, Health, Safety and Technical Advisory Committee

As part of its mandate to assist the Board in its oversight of capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective, the Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") is responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.  The EHST Committee is also responsible for providing oversight of the Environmental, Health, Safety, and Social Responsibility Policies (the "EHSSR Policies"), the Human Rights Policy, and for monitoring the Company's practices in these areas, including the monitoring of (a) risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (b) the Company's sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; (c) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (d) the Company's external reporting in relation to health, safety, environmental and community conduct.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters.  The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Business and Conduct and the Commitment to Anti-Bribery Conduct.  The Governance and Nomination Committee reviews the Company's policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval.

Environmental, Health, Safety, and Social Responsibility Policies

The EHSSR Policies supplement the requirements, guidelines, and standards of conduct specified in Platinum Group's other policies and affirm the Company's commitment to health and safety, social license and sustainable development, environmental stewardship, and human rights.  The EHSSR Policies are intended to be a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Platinum Group.  The EHSSR Policies outline the Company's ESG expectations for all employees, directors, contractors, and consultants performing services for or on behalf of the Company.

Human Rights Policy

Along with integrating human rights into its risk assessment and due diligence processes, the Company is dedicated to fostering a culture of respect for human rights in the workplace.  It also actively seeks out positive interactions and collaborations with stakeholders who are impacted by its operations.  The EHST Committee assists the Board in the oversight of the Human Rights Policy including, reviewing the effectiveness and compliance of this policy on a regular basis, monitoring the Company's performance, challenges and commitments in the prevention or mitigation of any human rights issues, and reviewing the proposed public disclosure of any Company human rights matters.

The Company has also adopted a Code of Business Conduct and Ethics, a Commitment to Anti-Bribery Conduct, a Clawback Policy, and a Whistleblower Policy, amongst other customary policies.  Copies of the policies and committee charters may be found on the Company's website at www.platinumgroupmetals.net.

We also adhere to the corporate governance policies of the Toronto Stock Exchange and the NYSE American, LLC.

On February 29, 2024, the Company held its Annual General Meeting.  All resolutions were passed in the form proposed by an affirmative vote of the shareholders.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) Liquidity and Capital Resources

Recent Equity Financings

On June 21, 2022, the Company filed a new final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

Pursuant to the Shelf Prospectus and the Registration Statement, the Company may offer and sell in Canada or the United States, Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and the Registration Statement remain effective.

On July 27, 2022, the Company filed a supplement to the Shelf Prospectus and announced a new equity distribution agreement with BMO Capital Markets and BMO Nesbitt Burns Inc. whereby the Company can sell its Common Shares from time to time until July 21, 2024 for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2022 ATM").  No Common Shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  For the year ended August 31, 2023, the Company sold 1,089,503 shares at an average price of US$1.81 for gross proceeds of $1.97 million and net proceeds of $1.5 million after deducting fees and expenses including $0.05 paid to BMO Capital Markets.  No shares were sold during the six month period ended February 29, 2024.

On September 18, 2023, the Company completed a non-brokered private placement with Deepkloof where the Company issued 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million.

Proceeds from offerings above have been and will be used for the advancement of the Waterberg Property and general corporate purposes.

Liquidity

The Company currently has limited financial resources and does not generate revenue from the Waterberg Project.  Current cash on hand ($5.8 million at February 29, 2024) is projected to be sufficient to cover the Company's budgeted expenditures over the next 12 months.  Should the Company decide to begin construction of the Waterberg Mine in the next 12 months additional financing would be required.

Rising global inflation and increased potential supply chain disruptions could have a significant impact on the Company's operations and costs.

Contractual Obligations

The following table discloses the Company's contractual obligations as at February 29, 2024 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$104	$287	$100	$-	$491
Environmental Bonds	42	127	84	-	253
Totals	$146	$414	$184	$-	$744

Other contingencies: Refer to section 8 below - Risk Factors.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Accounts Receivable and Payable

Accounts receivable at February 29, 2024, totaled $0.1 million (August 31, 2023 - $0.2 million) being comprised mainly of South African value added taxes.

Accounts payable and accrued liabilities at February 29, 2024, totaled $0.4 million (August 31, 2023 - $1.4 million).

(B) Results of Operations

Six Month Period Ended February 29, 2024

For the period ended February 29, 2024, the Company incurred a net loss of $2.4 million (February 28, 2023 - $2.8 million loss).  General and administrative expenses totaled $1.8 million (February 28, 2023 - $2.0 million) with the decrease primarily due to reduced legal expenses due to the Africa Wide litigation cost refund received in the current period.  Share based compensation totalled $0.6 million (February 28, 2023 $1.1 million) with the decrease due to reduced options vesting and a recovery of $0.2 million relating to the revaluation of deferred share units.  During the period, $1.6 million was spent at the Waterberg Project (February 28, 2023 - $2.0 million).

Three Month Period Ended February 29, 2024

For the period ended February 29, 2024, the Company incurred a net loss of $0.8 million (February 28, 2023 - $1.2 million loss).  General and administrative expenses totaled $0.7 million (February 28, 2023 - $0.9 million) with the decrease primarily due to reduced legal expenses due to the Africa Wide litigation cost refund received in the current period.  Joint Venture expenditures for Lion totaled $0.05 million (February 28, 2023 - $0.3 million) with the difference due to the timing of milestone payments.  During the period, $0.6 million was spent at the Waterberg Project (February 28, 2023 - $1.4 million).

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Feb. 29, 2024	Nov. 30, 2023	Aug. 31, 2023	May 31, 2023
Net finance income(1)	$111	$135	$119	$144
Net loss	813	1,558	1,614	1,236
Basic loss per share(2)	0.01	0.02	0.02	0.01
Total assets	49,494	50,940	50,021	48,169
Quarter ended	Feb. 28, 2023	Nov. 30, 2022	Aug. 31, 2022	May 31, 2022
Net finance income(1)	$183	$138	$85	$40
Net loss	1,199	1,614	990	1,310
Basic loss per share(2)	0.01	0.02	0.01	0.01
Total assets	51,150	54,545	53,679	58,246

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. DIVIDENDS

The Company has never declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

5. RELATED PARTY TRANSACTIONS

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  All related party transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows (in thousands of dollars):

(i) During the period ended February 29, 2024, an amount of $160 (February 28, 2023 - $155) was paid or accrued to independent directors for directors' fees and services.

(ii) During the period ended February 29, 2024, the Company was paid or accrued payments of $27 (February 28, 2023 - $27) from West Vault Mining Inc., a company with one officer in common, for accounting and administrative services.

(iii) In fiscal 2018, Deepkloof made a strategic investment in the Company by way of a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of February 29, 2024, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.3% interest in the Company.  In September 2023, Deepkloof subscribed to a private placement of 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million.

6. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares authorized for issuance without par value.  At February 29, 2024, and at the date of this MD&A there were 102,480,148 Common Shares, 4,379,787 incentive stock options and 533,327 restricted share units outstanding.

8. RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.  For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section titled "Risk Factors" in the 2023 AIF and 2023 40-F, and the documents incorporated by reference therein.  The Company's 2023 AIF and 2023 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  Certain risk factors are discussed below in more detail.

International Conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's 2022 invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition.

The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Africa Wide Legal Action

On April 26, 2018, a transaction was completed selling 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately $74.0 million.  Maseve owned and operated the Maseve Mine.  Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously sell its 17.1% interest together with the Company's 82.9% interest in Maseve.

In September 2018, Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the sale of Maseve.  A trial to hear evidence occurred in the High Court in October, 2021.  On June 14, 2022, the High Court dismissed Africa Wide's challenge and awarded costs to the defendants.  Africa Wide appealed the ruling, which was later dismissed by the South Africa Supreme Court of Appeal on November 10, 2022.  Africa Wide was again ordered to make payment of the defendants' costs.

On July 10, 2023, Africa Wide applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022 ruling of the Supreme Court of Appeal.  On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application.  Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owed the Company a total of R2.99 million in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  On January 30, 2024, at the offices of Africa Wide's parent company Wesizwe Platinum Ltd. ("Wesizwe"), the Company attempted to serve Africa Wide with a writ of execution.  Wesizwe refused to accept delivery.  On February 4, 2024 Africa Wide paid the Company R2.99 million (approximately US $159 on that date), which was credited against legal fees in general and administration expenses for the period.

9. OUTLOOK

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken arrangements will be required for project financing and concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, concentrate offtake and financing.

In addition to the completion of the Waterberg DFS Update, the Work Program now underway (described above) is planned to advance initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from ESKOM and commence some components of the Waterberg SLP.  The Waterberg DFS Update will utilize an updated geological model, post completion of the Infill Drill Program, and will include a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.  Once complete, the Waterberg DFS Update and associated work will provide updated mineral resource estimates, reserve estimates, estimates of project capital requirements and peak funding.

As discussed above, the Company is conducting research and formal studies to evaluate the economic feasibility of establishing a smelter and BMR business, jointly with third-party investors, capable of processing Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement.  Discussions are also underway with existing smelter/refinery operators in South Africa who may be interested to enter formal concentrate offtake arrangements for the Waterberg Project.

Capital cost estimates as described above are subject to market conditions, which have been generally inflationary, and will be updated as a component to the Waterberg DFS Update.  Project financing to meet peak funding requirements for the Waterberg Project are envisaged to be provided by a combination of equity from Waterberg JV Co. shareholders, funding from a metal stream arrangement, and proceeds from a secured loan facility.  Discussions and negotiations with potential financiers on the foregoing are underway.

Notwithstanding some weakness during 2020 due to the economic effects of the COVID-19 pandemic, the markets for PGEs generally improved over the preceding several years until peaking in 2021/22.  Since 2021, PGE prices have been volatile, due in part to geopolitical tensions caused by the threat of Russian PGE exports being cut back or sanctioned, representing a significant supply risk.  Notwithstanding this volatility, in general PGE prices have been declining since their peak in 2021/22 due to global economic uncertainty.  In the months and years ahead, a prolonged period of falling PGE prices may result in the closure of uneconomic PGE mines or cause the delayed startup of new PGE projects.  In response to lower PGE prices many of the South African PGE producers are already reporting cost saving measures and the closure of uneconomic operations.  Major South African PGE producers are currently operating under recent wage settlement agreements. Supply risk due to union strike action at present appears to be unlikely.  Power shortages due to rolling blackouts implemented by South African power utility ESKOM are negatively impacting some PGE production in South Africa.  The projected market penetration of battery electric vehicles in the future could soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are projected to see strong future demand and prices in the longer term.  Copper and nickel are important metals for battery electric vehicles and other electrical equipment.  Platinum is projected to see strong pricing looking forward due to supply constraints and increased demand for utilization in hydrogen fuel cells and the equipment used to produce hydrogen.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage.  The Company's battery technology initiative through Lion with Amplats represents a new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.  Senior officers of the Company and Lion partner Amplats spent time together at FIU in 2022 to review progress by the Lion research team and plan for the possible future commercialization of Lion's technology.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the 2023 AIF and separate 2023 40-F.

10. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 2 of the Company's audited financial statements for the year ended August 31, 2023.

Assessment of Impairment for Mineral Properties

The Company applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including changes in forecasted future metal prices; (ii) significant changes in the extent or manner in which the assets are being used or their physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the assets.

Assumption of control of Mnombo and Waterberg JV Co. for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At February 29, 2024, Mnombo owed the Company approximately R173 million ($9.0 million) for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control, it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

11. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended February 29, 2024

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the period ended February 29, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

12. OTHER INFORMATION

Additional information relating to the Company for the year ended August 31, 2023, may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited financial statements for the year ended August 31, 2023 together with the notes thereto as well as the Company's 2023 40-F and separate 2023 AIF filed in Canada.

13. LIST OF DIRECTORS AND OFFICERS

Directors		Officers
Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (CFO)
Timothy Marlow	Mpho Makwana	Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)